FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form

20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Letter to Buenos Aires Stock Exchange, dated October 31, 2003, regarding BBVA Banco Francés’ equity interest purchase of PSA Finance Argentina Compañía Financiera S.A.

Item

2.	Letter to Buenos Aires Stock Exchange, dated November 3, regarding BBVA Banco Francés’ payment of interest on its Series 14 Floating Rate Notes and its refinancing of the notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:	November 3, 2003	By:	/s/ María Elena Siburu de López Oliva

Name: María Elena Siburu de López Oliva
Title: Investor Relations Manager

Buenos Aires, October 31, 2003

To: Buenos Aires Stock Exchange

       Securities Exchange Commission

       Central Bank

Re: Equity interest purchase of PSA Finance Argentina Compañia Financiera S.A.

BBVA Banco Francés S.A. informs that on October 31, 2003, the Bank has entered into a purchase agreement with Credilogros Compañia Financiera S.A., whereby Credilogros Compañia Financiera S.A. sells its whole equity interest in PSA Finance Argentina Compañia Financiera to BBVA Banco Francés S.A. for the aggregate purchase price of US$11.9 million.

Accordingly, BBVA Banco Francés S.A. will hold 50% of the capital stock of PSA Compañia Financiera S.A.

Such transaction is subject to the Central Bank’s approval.

Buenos Aries, November 3, 2003

To: Buenos Aires Stock Exchange

       Securities Exchange Commission

       Central Bank

Re: BBVA Banco Francés’ Series 14 Notes (“FRN”), nominal value US$142.5 million, maturing October 31, 2003, issued under the US$1 billion Medium Term Note Program. Compliance with article 2, Book 6, included in Chapter XXI of Argentine Securities Exchange Commission’s regulations.

We hereby inform that on October 31, 2003, BBVA Banco Francés S.A. (the Bank) paid for the interest accrued on the US$135 million Series 14 Notes (“FRN”) issued under the US$1 billion Medium Term Note Program in accordance with its terms and conditions.

In accordance with current regulations for financial institutions, previous authorization from the Central Bank is required for payment of principal on the FRN. Furthermore, such debt should be restructured following the terms set forth by the Central Bank in order to obtain the necessary authorization. Negotiations for restructuring terms with FRN holders are still taking place; therefore the payment of principal has not yet been made. The Bank expects to conclude this process during the present week.